August 31, 2018

Ramy El-Batrawi
Chief Executive Officer
YayYo, Inc.
433 No. Camden Drive, Suite 600
Beverly Hills, California 90210

       Re: YayYo, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed August 16, 2018
           File No. 333-224549

Dear Mr. El-Batrawi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2018 letter.

Amendment No. 4 to Form S-1 filed August 16, 2018

Summary of the Offering, page 6

1. You disclose here that if your "listing application is not approved by NASDAQ, [you] will not be able to consummate the offering and will terminate the offering." You disclose further that "there can be no assurance" that you will meet the initial requirements for listing your common stock on the NASDAQ Capital Market. We note that you do not appear to have made arrangements to place funds from the offering in escrow or a similar account pending closing. Given that it appears from your revised disclosure that the closing of your offering will be contingent on NASDAQ approval, please tell us how you
 Ramy El-Batrawi
YayYo, Inc.
August 31, 2018
Page 2
         intend to comply with Rules 15c2-4 and 10b-9 of the Securities Exchange Act of 1934
         without appointing an escrow agent. Further, please tell us what procedures are in place to ensure that funds will be promptly returned to investors in the event that you do not receive NASDAQ approval. Provide appropriate disclosure throughout the filing.
Exhibit 23.1, page 23.1

2. Please revise the consent of your independent registered public accounting firm to refer to their opinion dated March 9, 2018, except for Note 13 as to which the date is July 18,
         2018.
General

3. We note your response to prior comment 10 indicating that you have filed the revised legality opinion, but we are unable to locate it. Please obtain and file a revised legality opinion for the shares of common stock to be offered in the primary and resale offerings being registered.
        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Katherine Wray, Staff Attorney, at (202) 551-3483 with any other questions.



                                                               Sincerely,
FirstName LastNameRamy El-Batrawi
                                                               Division of
Corporation Finance
Comapany NameYayYo, Inc.
                                                               Office of
Information Technologies
August 31, 2018 Page 2                                         and Services
FirstName LastName